4 1 NASD 0001182812 se$c5xbv Officer Internet Security Systems, Inc. 0001053148 58-
2362189 11/30/02 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL
OWNERSHIP [ ] Check this box if no longer subject to Section 16. Form 4 or Form
5
obligations may continue. 1. Name and Address of
Reporting Person(s) Bowen, Sean A 6303
Barfield Rd Atlanta, GA 30328 2. Issuer Name and Ticker or Trading Symbol Internet Security
Systems, Inc. (ISSX) 3. I.R.S. Identification Number of Reporting Person, if an entity
(Voluntary) 4. Statement for Month/Year 11/02 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ]
Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) VP, Contracts
Administration and General Counsel 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ]
Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securities Acquired, Disposed of,
or Beneficially Owned
(Columns 1,3 and 7 through 11)
1)Title of Derivative
3)Trans- 7)Title and Amount 8)Price 9)Number of 10) 11)Nature
of Security action of
Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or
Security Beneficially or Ownership Number of Owned at I - Title Shares End of Month --------
--------------------------------------------------------------------------------
----------------
---------------------------- Non-Qualified Stock Option 11/20/02 Common Stock
1,758
$23.0200 3,867 D Direct (right to buy) Explanation of Responses:
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned -
-------------
--------------------------------------------------------------------------------
----------------
---------------------- 1)Title of Security 2)Trans- 3.Trans- 4.Securities Acquired(A)
5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A
Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D
Price End of Month I -----------------------------------------------------------
---------------
Common Stock 11/20/02
M 1,758
A $9.1100 D Direct Common Stock 11/20/02 S 1,758 D $23.0200 500 D Direct
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned
(Columns 1 through 6) ----------------------------------------------------------
--------------
------------------------------------------------------------ 1)Title of
Derivative 2)Conversion
3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable
and Security or
Exercise action
action Securities Acquired (A) Expiration Date Price of Date
 Code or Disposed of
(D)
Derivative Security Code V A D Exercisable Expiration
-------------
Non-Qualified Stock Option $9.1100 11/20/02 M 1,758 09/27/11 (right to buy)

SIGNATURE OF REPORTING PERSON /S/ Bowen, Sean A DATE 11/22/02